

October 3, 2024

Li Peng Leck
Executive Chairwoman and Executive Director
DAVIS COMMODITIES Ltd
10 Bukit Batok Crescent, #10-01, The Spire
Singapore 658079

> **Re: DAVIS COMMODITIES Ltd**
> **Registration Statement on Form F-3**
> **Filed September 27, 2024**
> **File No. 333-282380**

Dear Li Peng Leck:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Beukenkamp at 202-551-3861 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li